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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                   Laserscope
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   518081 10 4
                                 (CUSIP Number)

                            Donald A. Slichter, Esq.
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 773-5402
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             This report consists of 11 sequentially numbered pages.
            Exhibit index is located on sequentially numbered page 8.
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CUSIP NO. 518081 10 4                                         Page 2 of 11 Pages


1.  NAME OF REPORTING PERSON                                   Heraeus Med GmbH

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)                    [ ]
                                                     (B)                    [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                          00


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION            Federal Republic of Germany


                    7.            SOLE VOTING POWER                           0
 NUMBER OF
  SHARES
BENEFICIALLY        8.            SHARED VOTING POWER                 4,609,345
  OWNED BY
    EACH
  REPORTING         9.            SOLE DISPOSITIVE POWER                      0
   PERSON
    WITH
                   10.           SHARED DISPOSITIVE POWER             4,609,345


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,609,345


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
    CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    39.5%


14. TYPE OF REPORTING PERSON                                                 CO


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CUSIP NO. 518081 10 4                                         Page 3 of 11 Pages

1.  NAME OF REPORTING PERSON                               Heraeus Holding GmbH

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)                    [ ]
                                                     (B)                    [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                          00


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION            Federal Republic of Germany


                    7.  SOLE VOTING POWER                                     0
 NUMBER OF
  SHARES
BENEFICIALLY        8.  SHARED VOTING POWER                           4,609,345
  OWNED BY
    EACH
  REPORTING         9.  SOLE DISPOSITIVE POWER                                0
   PERSON
    WITH
                    10. SHARED DISPOSITIVE POWER                      4,609,345


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,609,345


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
    CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    39.5%


14. TYPE OF REPORTING PERSON                                                 CO


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CUSIP NO. 518081 10 4                                         Page 4 of 11 Pages

         With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock (the "Common Stock") issued by Laserscope, a California corporation (the "Company"), whose principal executive office is located at 3052 Orchard Drive, San Jose, CA 95134-2011.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement ("Statement") is being filed by Heraeus Med GmbH, a German operation ("Med"), and Heraeus Holding GmbH ("Holding"), a German corporation and parent of Med. Med is engaged primarily in the production and distribution of medical devices, including medical lights, ceiling-mounted equipment carrying systems, emergency care products and irradiation therapy equipment. Holding is a holding company for a large number of corporations engaged in diverse industries. The principal offices of both Med and Holding are located at Heraeusstrasse 12-14, D-63450 Hanau, Germany.

         The name, business or residence address, present occupation or employment and citizenship of each of the executive officers and directors of Med and Holding are set forth in Exhibit A hereto and are incorporated herein by reference.

         During the last five years, neither Med nor Holding nor any of the executive officers or directors of either of them has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 23, 1996 Med entered into an agreement with Laserscope to sell all of the shares of its wholly-owned subsidiary, Heraeus Surgical, Inc. ("HSI"), a Delaware corporation, as well as certain Med assets, to Laserscope (the "Agreement"). The transaction was consummated on August 30, 1996 ("Closing"). In partial payment for the shares of HSI as well as for certain assets of Med delivered to Laserscope concurrently with the HSI shares, Laserscope delivered to Med 4,609,345 shares of its Common Stock, of which 500,000 shares have been placed in escrow pursuant to the terms of the Agreement (the "Laserscope Shares"). The Laserscope Shares constitute approximately 39.5% of the outstanding shares of Laserscope. A copy of the Agreement between Med and Laserscope is filed herewith as Exhibit B. Laserscope Common Stock is traded on the NASDAQ National Market System, and Med and Holding have both agreed to refrain from acquiring any additional shares of Laserscope Common Stock without the approval of Laserscope's Board of Directors for a period of seven years following the Closing. Med has also agreed not to sell or otherwise transfer more than 1,000,000 Laserscope shares to any person unless such person agrees to similar restrictions, provided that with respect to such persons, such restrictions terminate on the third anniversary of the Closing. Med has also agreed not to sell, transfer of pledge any of the Laserscope Shares (except to Laserscope under certain stated conditions) for a period of one year from the Closing Date.


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CUSIP NO. 518081 10 4                                         Page 5 of 11 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         Neither Med nor Holding has any plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer, except to fund indemnification covenants covering not more than 500,000 additional shares.
See the Agreement (Exhibit B hereto);

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

               (d) Any change in the present board of directors (except as described under Item 6) or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the issuer;

               (f) Any other material change in the issuer's business or corporate structure;

               (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) Med and Holding share beneficial ownership of 4,609,345 shares (approximately 39.5%) of Laserscope's outstanding Common Stock. Med is the record holder of all such shares. Up to an additional 500,000 Laserscope shares are issuable to Med to fund Laserscope indemnification covenants.

               (b) Med and Holding share the power to (i) vote and (ii) direct the disposition of 4,609,345 shares of the Company's Common Stock (less 500,000 shares held in escrow for one year).

               (c) The Agreement was consummated on August 30, 1996.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.


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CUSIP NO. 518081 10 4                                         Page 6 of 11 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the Laserscope Shares delivered to Med at the Closing, Laserscope paid Med $2,000,000 in cash for the outstanding shares of capital stock of HSI and certain assets of Med's German laser distribution operations.

         Under the terms of the Agreement, Laserscope granted to Med the right to obtain from Laserscope at any time within four years of the Closing, a non-exclusive worldwide sublicense outside the United States to all of HSI's rights to manufacture and sell central smoke evacuation equipment, and related rights, for so long as HSI continues to have such rights. Under the Agreement Laserscope granted to Med at the Closing a non-exclusive worldwide license outside the United States to all of HSI's technology relating to mounting devices for a period of ten years from the Closing.

         Med, pursuant to the Agreement, has granted to Laserscope the right to distribute certain Med products in the United States.

         If Med notifies Laserscope within one year after the Closing that it has a claim or claims for indemnification under the Agreement, and such claim has been resolved by Laserscope and Med or by an arbitrator, Laserscope has agreed to issue up to 500,000 additional shares of its Common Stock to Med to compensate Med for the amount of such claim or claims. In addition, all or part of the 500,000 shares of Laserscope Common Stock placed in escrow may be returned to Laserscope if, within one year following the Closing, Laserscope asserts a right to indemnification under the Agreement resolved in Laserscope's favor.

         Pursuant to an engagement letter between Laserscope and Von Gehr International, Laserscope's financial advisor in connection with the transaction, Laserscope has agreed to pay Von Gehr International a fee of $185,000 for acting as financial advisor in connection with the Purchase Agreement.

         Med has paid a financial advisory fee of approximately $200,000 in connection with the transaction. Laserscope will reimburse Med for this fee pursuant to the Agreement.

         Pursuant to the Agreement, the number of directors on the Board of Directors of Laserscope has been set at eight and three directors designated by Med have been appointed to the Laserscope Board to fill the three resulting vacancies. Within one year the Board will be reduced to seven persons. Other than as indicated elsewhere in this Statement, neither Med nor Holding nor any of the persons named in Exhibit A hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A -- Persons referenced in Item 2.

         Exhibit B -- Purchase Agreement dated April 23, 1996 between Laserscope and Heraeus Med GmbH (incorporated by reference to Exhibit A to Laserscope's definitive Proxy Statement dated July 29, 1996 related to the Agreement).


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CUSIP NO. 518081 10 4                                         Page 7 of 11 Pages


         Exhibit C -- Powers of Attorney naming David Cohen, Esq. as attorney-in-fact to sign the Statement on behalf of Heraeus Med GmbH and Heraeus Holding GmbH.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1996.



                                   /s/ David Cohen
                              ---------------------------------
                                    David Cohen
                                  Attorney-in-Fact
                                for Heraeus Med GmbH
                              and Heraeus Holding GmbH


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CUSIP NO. 518081 10 4                                         Page 8 of 11 Pages


                                  EXHIBIT INDEX



                                                                  Sequentially
Exhibit                                                           Numbered Page
- -------                                                           -------------

Exhibit A --  Persons referenced in Item 2                             9

Exhibit B --  Purchase Agreement dated April 23, 1996                 --
              between Laserscope and Heraeus Med GmbH
              (incorporated by reference to Exhibit A to Laserscope's definitive Proxy Statement dated July 29, 1996 related to the Agreement)

Exhibit C --  Powers of Attorney                                  10, 11


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CUSIP NO. 518081 10 4                                         Page 9 of 11 Pages


                                    Exhibit A

         Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of Heraeus Med GmbH and Heraeus Holding GmbH.



                          Principal Occupation, Name of
Name                      Employer and Business Address           Citizenship
- ----                      -----------------------------           -----------

Thomas H. Ihlenfeldt      Managing Director                         Germany
                          Heraeus Med GmbH
                          Heraeusstrasse 12-14
                          D-63450 Hanau, Germany

Helge Hussy               Sales Manager                             Germany
                          Heraeus Med GmbH

Jurgen Heraeus            Managing Director                         Germany
                          Heraeus Holding GmbH
                          D-63450 Hanau am Main, Germany

Peter Vischer             Managing Director                         Germany
                          Heraeus Holding GmbH

Klaus Goffloo             Managing Director                         Germany
                          Heraeus Holding GmbH


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CUSIP NO. 518081 10 4                                        Page 10 of 11 Pages

                                  Exhibit C-1

                               Power of Attorney

        The undersigned, acting by its duly elected officer, hereby appoints David Cohen, Esq. of Cohen & Ostler, A Professional Corporation, 525 University Avenue, Suite 410, Palo Alto, California 94301, as its attorney-in-fact and authorizes and empowers said attorney-in-fact to execute, deliver and file with the Securities and Exchange Commission a Schedule 13D under the Securities Exchange Act of 1934 pertaining to the acquisition by the undersigned of shares of common stock of Laserscope, a California corporation, and to make such other filings and deliveries of said Schedule 13D as are required by law.

Dated: September 4, 1996

                                        Heraeus Med GmbH

                                        By /s/ Thomas H. Ihlenfeldt
                                           -------------------------
                                           Thomas H. Ihlenfeldt
                                           Its General Manager

                                 10



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CUSIP NO. 518081 10 4                                        Page 11 of 11 Pages

                                  Exhibit C-2

                               Power of Attorney

        The undersigned, acting by its duly elected officers, hereby appoints David Cohen, Esq. of Cohen & Ostler, A Professional Corporation, 525 University Avenue, Suite 410, Palo Alto, California 94301, as its attorney-in-fact and authorizes and empowers said attorney-in-fact to execute, deliver and file with the Securities and Exchange Commission a Schedule 13D under the Securities Exchange Act of 1934 pertaining to the acquisition by the undersigned of shares of common stock of Laserscope, a California corporation, and to make such other filings and deliveries of said Schedule 13D as are required by law.

Dated: September 6, 1996


                                        Heraeus Holding GmbH

                                        By /s/ Jurgen Heraeus
                                           -------------------------
                                           Jurgen Heraeus
                                           Managing Director

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